December 18, 2008

Mr. Larry Spirgel, Assistant Director

Mr. Joe Cascarano, Staff Accountant

Mr. Robert Littlepage, Accountant Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100F Street, N.E.

Washington, D.C. 20549

BY FAX AND FILED VIA EDGAR

Re:	Hutchison Telecommunications International Limited

Form 20-F for the fiscal year ended December 31, 2007

Filed May 9, 2008

File No. 001-32309

Dear Mr. Spirgel, Mr. Cascarano and Mr. Littlepage,

We refer to the letter we received from the Staff of the United States Securities and Exchange Commission (the “Commission”) dated November 21, 2008 regarding the annual report on Form 20-F for the fiscal year ended December 31, 2007 (the “2007 Form 20-F”) filed by Hutchison Telecommunications International Limited (the “Company”) on May 9, 2008.

Please note that the undersigned has succeeded Mr. Tim Pennington as Chief Financial Officer of the Company effective from September 1, 2008.

Set forth below are our responses to the comments raised by the Staff. The comments are repeated below in bold and followed by our response. Unless otherwise defined herein, capitalized terms used in this letter have the meanings assigned to those terms in the 2007 Form 20-F. Page numbers stated below correspond to those of the 2007 Form 20-F. The Company has not amended the 2007 Form 20-F in connection with the Staff’s comments.

Revenue Recognition, page F-19

1.	We note your response to comment 3. Please expand your revenue recognition policy footnote disclosure to provide a comprehensive explanation of how you account for handset subsidies under IFRS.

We will expand, for inclusion in future filings, the revenue recognition policy footnote disclosure in respect of the accounting for handset subsidies under IFRS as follows (additions underlined):

Note 3(z) included on page F-19 of the 2007 Form 20-F

“(z) Revenue recognition

(ii) Sales of handsets are recognized upon delivery to the distributors, dealers or directly to the end customers when they are sold on a standalone basis.

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When handsets are sold to end customers as part of multiple element arrangements (which typically include the sale of a handset together with a fixed-term service contract), the amount received for the handset (up to its fair value) is accounted for as revenue from the handset sale upon delivery to the end customers.

When handsets are sold to end customers for purposes of acquiring new customers or retaining existing customers, the Group subsidizes the sale of the handset by selling it at a price below its cost to secure a fixed-term service contract. The handset sale is then treated as a non revenue-generating transaction and accordingly, no revenue is recognized from these types of handset sales. The subsidy, which represents the difference between the cost of the handset and the payment received from the customer for the handset, is capitalized as an element of customer acquisition and retention costs in accordance with the accounting policy set out in note 3(l)(ii).”

Note 3(l) included on page F-14 of the 2007 Form 20-F

“(l) Other intangible assets

(ii) Customer acquisition and retention costs

Costs to acquire or retain telecommunications customers, which are ~~primarily~~ postpaid (and primarily 3G) customers, pursuant to a contract with early termination penalties are ~~in some cases~~ capitalized if (1) such costs are identifiable and controlled; (2) it is probable that future economic benefits will flow from the customers to the Group; and (3) such costs can be measured reliably. Subsidies on handset sales, which are calculated by deducting the customer’s payment towards the handset from the cost of the handset, are included in the customer acquisition and retention costs. Capitalized customer acquisition and retention costs are ~~and~~ amortized over the minimum enforceable contractual period, which is generally a period of 18-24 months. In the event that a customer churns off the network within the minimum enforceable contractual period, any unamortized customer acquisition or retention costs are written off in the period in which the customer churns.

Costs to acquire prepaid telecommunications customers are expensed in the period incurred.”

Subsequent Events, page F-67

2.	We note in your response to comment 6, your analysis provided to support your treatment of the sales leaseback transaction. However, we continue to question your conclusions regarding the type of lease you have entered into and whether the sale and the subsequent leaseback are at fair value. We remind you, as stated in IAS 17.21, transactions and other events should be accounted for and presented in accordance with their substance and financial reality and not merely with legal form. As the IASB points out in IAS 17.22, when a finance lease is not reflected in the lessee’s statement of financial position, the economic resources and the level of obligations of an entity are understated, thereby distorting financial ratios. With this in mind, please provide us a detailed supplemental response that fully addresses each of the following comments. You should revise your evaluation of the transaction under the guidance in IAS 17 to the extent necessary.

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a.	In the first part of our previous comment 6, we requested an explanation of the significant terms and substance of the Tower Transfer arrangement. As stated in paragraph 3 of SIC-27, a series of transactions that are closely interrelated, negotiated as a single transaction, and take place in a sequence should be accounted for as a single transaction. We are concerned that you may not have fully considered the substance your transactions with Protelindo when concluding upon the accounting because your response makes no mention of the Build to Suit Term Sheet. Explain to us your consideration of this agreement when concluding upon the appropriate accounting. Also, if applicable, explain to us how a transaction in the form of a sale that involves towers to be built by Protelindo and sold to HCPT, then sold immediately back to Protelindo, has substance.

b.	Explain to us all of the terms of the Build to Suit Term Sheet and why you entered into this arrangement in connection with the sale and lease-back of the towers.

c.	Regarding the Build to Suit Term Sheet, explain to us all of the terms of the put and call option(s) held by HCPT and Protelindo and their purpose. It is unclear why HCPT’s right to specify the prices to be paid upon the exercise of such option(s) does not create a sufficiently lower than fair value purchase option, paragraph 17.10(b).

We have combined our responses to your comments 2(a), (b) and (c) as set out below to provide a more comprehensive response to the queries on the Build to Suit Term Sheet, as these comments are interrelated.

Background of the Tower Transfer Agreement and the Build to Suit Term Sheet

When HCPT entered the Indonesian telecommunications market in 2005, it engaged third-party network suppliers (not Protelindo) to supply turnkey solutions for its initial network rollout in Indonesia. These network supply contracts included the construction of towers at specified prices. Toward the end of 2007 it became clear that, owing to price inflation in Indonesia, the cost of constructing towers had risen and, accordingly, the fair value of HCPT’s towers had increased from the construction prices agreed with the third-party network suppliers in 2005. HCPT saw these developments as an opportunity to increase its future financial flexibility by monetizing the gain from the increase in the fair value of the towers. On March 18, 2008, HCPT entered into the Tower Transfer Agreement with Protelindo, which provides for the sale of up to 3,692 towers built or to be built by the third-party network suppliers, and the Master Lease Agreement, which provides a framework for HCPT to lease back the tower capacity as required.

HCPT intends to increase its network coverage over the next few years to reach additional parts of Indonesia. To accomplish its network expansion targets, HCPT may itself build some of the needed tower infrastructure (using its own construction teams or third-party network suppliers) or lease tower facilities from other telecommunications companies or from companies engaged in tower operations and maintenance like Protelindo if other such companies are established. For example, in early 2008, prior to the signing of the Tower Transfer Agreement, HCPT engaged another third-party network supplier for its network rollout, including tower construction, in certain parts of Indonesia. HCPT has also recently entered into several tower facility leases with third-party tower operators (see our response to comment 2(g) for additional details).

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The Build to Suit Term Sheet is not part of the same transaction (or series of related transactions) as the sale and leaseback of the towers under the Tower Transfer Agreement and Master Lease Agreement, which relate to the towers built or to be built by third-party network suppliers during HCPT’s initial network rollout. Instead, the Build to Suit Term Sheet relates to HCPT’s plans to increase its network coverage over the next few years. The Build to Suit Term Sheet was put in place to give HCPT the flexibility to build additional towers with capped construction costs and without HCPT having to commit a large amount of capital. The Build to Suit Term Sheet relates to towers that may (or may not) be built by Protelindo or transferred to Protelindo in future transactions.

HCPT and Protelindo executed the Build to Suit Term Sheet on March 18, 2008. The parties later learned that on March 17, 2008—the day before the execution of the Build to Suit Term Sheet—the Ministry of Communications and Information Technology in Indonesia had adopted regulations that barred foreign-owned companies, which included Protelindo at that time, from providing tower construction services in Indonesia. Since the tower construction and sale provisions of the Build to Suit Arrangements conflicted with these new regulations, the parties did not enter into the formal agreements contemplated by the Build to Suit Term Sheet. Because of Indonesian regulatory issues and other factors, as of the date of this letter, HCPT has not ordered the construction of towers under the Build to Suit Arrangements and no transfer of towers under the Option Arrangements has taken place. To facilitate its network expansion, HCPT has, however, leased capacity on a number of towers built and owned by Protelindo on terms consistent with the leasing provisions of the Build to Suit Term Sheet and the Master Lease Agreement. Even though Protelindo has now become a domestic company and is therefore able to construct towers in accordance with the new Indonesian regulations, HCPT does not intend to order towers from Protelindo under a build-to-suit arrangement until, among other things, definitive agreements containing new terms are negotiated with Protelindo. These definitive agreements are expected to differ from the terms and provisions of the Build to Suit Term Sheet described below.

Principal terms of the Build to Suit Term Sheet

The Build to Suit Term Sheet contemplated the execution of a formal agreement on or before June 18, 2008 based on the terms and conditions set out in the Build to Suit Term Sheet or otherwise agreed by the parties. For the reasons mentioned above, as of the date of this letter, HCPT and Protelindo have not entered into such a formal agreement.

The principal terms of the Build to Suit Term Sheet include:

•	Build to Suit Arrangements

HCPT has the right to engage Protelindo to build new towers on any new sites in Indonesia that HCPT elects to have constructed by a third party. Protelindo is required to build the towers within the timelines and in accordance with the technical requirements agreed with HCPT at a predetermined fixed cost of construction. However, if Protelindo establishes that the projected cost of construction is greater than the predetermined fixed cost, HCPT may elect to share the excess cost, up to a predetermined cap, as part of the purchase price for the towers or to increase the lease fee payable under the Master Lease Agreement by a predetermined percentage of the excess, up to a predetermined cap. If the projected cost of construction exceeds the cap, Protelindo may notify HCPT that it is unable to construct the towers.

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Upon completion of each build-to-suit tower, HCPT agrees to sell and Protelindo agrees to purchase such tower on terms substantially similar to those set out in the Tower Transfer Agreement. Upon the transfer of each build-to-suit tower, HCPT and Protelindo shall enter into an individual site lease agreement, to be governed by the terms of the Master Lease Agreement, at a monthly lease fee based on a specified percentage of the agreed construction cost.

The Build to Suit Arrangements end on the earlier of May 18, 2010 and the date on which a specified number of towers has been built by Protelindo under the Build to Suit Arrangements or acquired by Protelindo under the Option Arrangements described below.

•	Option Arrangements

HCPT and Protelindo will have put and call options for the sale of towers owned by HCPT (other than the towers transferred pursuant to the Tower Transfer Agreement and the towers covered by the Build to Suit Arrangements). If HCPT wishes to sell to any third party additional towers not covered by the Tower Transfer Agreement, it is required to notify Protelindo of the intended transfer, and Protelindo may require HCPT to sell such towers to Protelindo at a price specified by HCPT (the “call option”). Separately, HCPT may by notice require Protelindo to purchase further towers at a price specified by HCPT (the “put option”).

Upon the transfer of each tower under the Option Arrangements, HCPT and Protelindo shall enter into an individual site lease agreement, to be governed by the terms of the Master Lease Agreement, at a monthly lease fee based on a specified percentage of the transfer price.

The duration of the Option Arrangements shall be the same as that of the Build to Suit Arrangements described above.

Why the accounting considerations of the Build to Suit Term Sheet and the Tower Transfer Agreement should be separated

We consider the Tower Transfer Agreement and the Build to Suit Term Sheet to be two separate and unrelated agreements. The transactions concluded under the Tower Transfer Agreement and any transactions that may be concluded under the Build to Suit Term Sheet should be accounted for separately based on the following grounds:

•

The towers covered by the Tower Transfer Agreement and the towers covered by the Build to Suit Term Sheet are completely different. The up to 3,692 towers covered by the Tower Transfer Agreement were built or are being built by third-party network suppliers other than Protelindo. The towers covered by the Build to Suit Arrangements are towers that would be built by Protelindo. The towers covered by the Option Arrangements are towers that are now or are in the future owned by HCPT, other than the towers covered by the Tower Transfer Agreement or the Build to Suit Arrangements.

•

The Tower Transfer Agreement contains all the terms and conditions for the transfer of the up to 3,692 towers agreed between the parties. The terms of the Build to Suit Term Sheet are separate from and have no impact on the Tower Transfer Agreement.

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•

Even though the Build to Suit Term Sheet contemplated the execution of a formal agreement on or before June 18, 2008, the parties have not done so. As of the date of this letter, HCPT has not ordered the construction of any towers under the Build to Suit Arrangements and no transfer of towers under the Option Arrangements has taken place. The accounting treatment of any such purchase or transfer cannot be determined until a formal agreement has been signed and the terms of the transaction, which will likely differ from the terms summarized above, are finalized.

d.	In regards to paragraph 17.10(c), please clarify, as it is unclear to us, how you determined that a lease term that conservatively covers 67% of the estimated economic useful life of the tower is not a major part of the economic useful life of the asset.

IAS 17 “Leases” provides examples of situations that, individually or in combination, would normally result in a lease being classified as a finance lease. One of these indicators is that “the lease term is for the major part of the economic life of the asset even if title is not transferred”. IAS 17 does not specify the percentage of the lease term over the economic life of the asset that is considered a “major part” of the relevant economic life or provide any bright-line numerical tests. Practice has been therefore to look to the lease accounting guidance in US GAAP, which has quantitative criteria about what is considered to be the major part of an asset’s economic life. US GAAP has a bright-line threshold whereby a lease term equivalent to 75 percent or more of the economic life of an asset is considered to be a major part of the asset’s economic life (SFAS 13.7(c)). While this 75 percent threshold may not represent an automatic cut-off point under IFRS, given that none of the other criteria for a finance lease have been met, we determined that the lease term of 12 years, which covers only 67% of the estimated useful life of the tower, is not a major part of the economic useful life of the asset.

e.	We question the reasonableness of how you have evaluated your arrangement under paragraph 17.10(d). You have calculated the fair value of the leased asset using an income approach that is based on the discounted cash flow generated from the contractual lease payments over the full term of the lease, including the extension period. It seems virtually certain that a comparison of the present value of the minimum lease payments to the present value of all the lease payments will result in an answer supporting the lease being treated as an operating lease. For purposes of this test, we believe a more reasonable approach for determining the fair value of the leased asset should be used. That is, a method that does not rely upon the terms of your lease arrangement with Protelindo or a similar lease arrangement. Please revise your analysis accordingly. In this regard, since you have stated on page 12 that the maximum tower capacity is two or three base transceiver stations, we do not understand why one-half to one-third of the fair value of a tower is not a reasonable methodology for determining the fair value of the leased tower capacity.

f.	As support of your analysis of your lease under paragraph 17.10(d), you indicate that there should be differences in the fair value of the slots on the towers (see page 14 of your letter). We do not understand why the fair value of all slots on a tower is not equal, whether the slot has been leased or not.

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j.	Pursuant to paragraph 61 of IAS 17, if a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss should be recognized immediately. If the sales price of the leased asset is above fair value, the excess over fair value should be deferred and amortized over the period for which the asset is expected to be used. In your response to comment 6a, you state that the replacement cost approach is the most appropriate and objective method for determining the fair value of the towers covered by the Tower Transfer Agreement. Please explain to us in greater detail why other valuation methodologies are not available to management and are not preferable to the replacement cost method for clearly determining fair value.

We have combined our replies to comments 2(e), (f) and (j) as set out below to present a more comprehensive response in respect of our views on fair value measurement.

•	Fair value of towers sold to Protelindo

Fair value is defined in IAS 16.6 as “the amount for which an asset could be exchanged between knowledgeable, willing parties in an arm’s length transaction”. The best evidence of fair value is usually provided by current prices in an active market for similar property in the same location and condition. However, such market comparables may not always be available. HCPT’s transaction with Protelindo was the first major tower sale transaction in Indonesia. We are not aware of any other similar transactions in the Indonesian market prior to this transaction. The Company has considered the use of alternative data sources such as current prices in an active market for properties of a comparable nature, condition or location or which are subject to different lease or other contractual terms, adjusted to reflect the differences. However, because of the specialized nature of the towers, there were no other comparable properties to which we could make reference in assessing the open market value of the towers. As a result, the fair value of the towers could not be determined by reference to open market transactions.

According to IAS 16.33, if there is no market-based evidence of fair value because of the specialized nature of the items and because the items are rarely sold except as part of a continuing business, assets should be valued using either an income approach or a replacement cost approach. Hence, the Company has considered the use of both an income approach and a replacement cost approach in arriving at the fair value of the towers. On the basis that (i) there is no current leasing arrangement for any of the other slots on the towers sold to Protelindo, (ii) the tower leasing industry in Indonesia is still in its infancy and the tower leasing market information is less objective than that of tower construction cost and (iii) there is direct objective market evidence of the construction cost of towers that is highly reliable because of the competitiveness of Indonesia’s tower construction industry, the Company believes that the replacement cost approach is the most appropriate and objective method for determining the fair value of the towers covered by the Tower Transfer Agreement.

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•	Fair value of assets leased back from Protelindo

The Company respectfully submits that the income approach is the most appropriate method for determining the fair value of the leased assets and that the Company’s reliance on discounted cash flows from rental income is reasonable. The Company has considered the use of market values and of a replacement cost approach for determining the fair value of the leased assets, but has found these approaches to be inadequate for the reasons explained below. The income approach is a recognized approach for determining fair value under IFRS and under the International Valuation Standards. The Company has confirmed, through benchmarking against other recent transactions with unrelated third parties in Indonesia, that the rental rates used by the Company in determining the fair value of the leased assets reflect market rates. As a result, the Company believes that its evaluation of the transaction under IAS 17.10(d) is reasonable.

The fair value of the leased assets cannot be assessed directly by reference to values in open market transactions. While the towers were sold to Protelindo in their entirety, HCPT has leased back only a portion of the tower capacity. There is no market in Indonesia for the purchase and sale of these types of individual slots or for other items of a comparable nature. Accordingly, no relevant data from open market transactions is available.

It is not possible to estimate the fair value of individual slots using a replacement cost method, that is, by estimating the cost that would be incurred to construct only the slots HCPT is leasing. This is because the slots are integral parts of the towers and cannot be built separately. The Company has considered whether it is appropriate to divide the replacement cost of a tower by the number of slots per tower to assess the fair value of the slots. The Company has determined that this is not a valid approach, as the cost of construction of a tower with only one slot is not substantially different from the cost to construct a tower with three slots. Such an approach would therefore understate the replacement cost of the first slot and overstate the replacement cost of the second and third slot. Furthermore, given that some of the slots on the towers are the subject of a lease agreement entered into between HCPT and Protelindo and therefore generate income, while the remaining slots currently do not provide income and these slot are unlikely to be leased to other telecommunications operators for reasons stated on pages 12 and 13 of our letter dated October 10, 2008, the Company believes that it would be inappropriate to divide the fair value of a tower equally among the slots.

IAS 40 provides guidance regarding the measurement of fair value of investment properties. According to IAS 40.40, “the fair value of investment property reflects, among other things, rental income from current leases and reasonable supportable assumptions that represent what knowledgeable, willing parties would assume about rental income from future leases in the light of current conditions”. While the slots leased from Protelindo do not meet the definition of investment property, in the absence of an all-encompassing fair value measurement standard, we believe that IAS 40 provides useful guidance for the determination of the fair value of assets that are the subject of leasing arrangements. This is consistent with the hierarchy in IAS 8.11, which requires management to consider the applicability of the requirements and guidance in IFRS dealing with similar and related issues.

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In view of the above, the Company has determined that the income approach is the most appropriate method for determining the fair value of the leased assets. The Company has taken the fair value guidance in IAS 40 into account in determining the fair value of the slots leased from Protelindo. To confirm that the rental income from current lease arrangement is an appropriate reflection of market rents, the Company has compared the lease rate under the Master Lease Agreement with the lease rates in other transactions between HCPT and other third-party tower operators that were recently negotiated on an arm’s length basis (please refer to our response to comment 2(g) for further details). As the lease rate under the Master Lease Agreement is comparable with the lease rates in these other transactions, we believe that the lease rate under the Master Lease Agreement is at market.

We have therefore determined the fair value of the leased assets by discounting the cash flow to be generated from the existing contractual lease payments over the twelve-year lease period, together with estimates of lease cash flows that Protelindo will receive from new leases and renewals following the end of the twelve-year lease period. Management has estimated the lease rates for years 13 to 18 to be in line with those included in the extension option in the existing lease agreement since management considers these rates to be fair market rates for the reasons given in our response to comment 2(h).

Using the income approach, the fair value of the leased assets was determined to be US$350 million, which is 70% of the total fair value of the towers as determined using the replacement cost approach. This indicates that a large portion of the value of the towers is attributable to the first slot on the towers. Given the present lack of demand for tower slots, it would be unreasonable to assume a linear relationship between the fair value of the first slot and that of the whole tower (that is, the fair value of the first slot being one-third of the fair value of the tower). Indeed, the definition of fair value refers to the price at which a willing buyer and willing seller would transact. We believe a willing buyer would likely be willing to pay an amount approaching the fair value of the entire tower to secure one slot, as it would still result in cost savings relative to constructing the tower itself.

g.	On page 15 of your letter you state that “[b]ased on the lease rate offered to HCPT by another tower company for years 13 to 18 under similar lease terms, this rent is not substantially lower that market rent.” Explain to us the nature of this lease offer, the facts and circumstances concerning how it was obtained, whether or not it was a sale and leaseback transaction, and tell us why you believe it is appropriate to place reliance upon it.

During the past few months, HCPT has entered into six other lease agreements, which are not part of sale and leaseback arrangements, all of which are for periods of twelve years, with options allowing HCPT to renew the leases for another six years at rates equal to 90% of the lease rates paid in year 12. The lessors for these leases are all unrelated third-party tower operators. These lease agreements were negotiated and entered into on an arm’s length basis. The monthly lease rates under these lease agreements exceed the lease rate under the Protelindo transaction by about 8%, a reasonable difference given that the other lease agreements cover much smaller numbers of towers than the Protelindo transaction. On the basis that (i) the facilities that HCPT has leased under these lease agreements are comparable to the facilities leased from Protelindo under the Master Lease Agreement, (ii) the facilities that HCPT has leased under these lease agreements are at locations comparable to those which HCPT has leased from Protelindo and (iii) the terms of these lease agreements were arrived at through negotiations with third-party tower operators, the Company considers the lease rates under the lease agreements with the third-party tower operators to be market rates on which it is appropriate to place reliance in connection with the leaseback transaction with Protelindo.

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h.	In your analysis of paragraph 17.11(c), you concluded that the rent for years 13 – 18 are not substantially lower than market rent. Assuming that the rent for year 12 is market, please explain to us why 90% of this rent is not considered substantially below market.

The 10% decrease in the rent for years 13 – 18 from the inflation-adjusted rent for year 12 reflects the expected future competitiveness of the tower leasing industry in Indonesia as the leasing market develops in view of the abundant supply of towers. As discussed in our response to comment 2(g) above, in several comparable transactions the lease rate is also reduced by 10% during the years 13 – 18. Accordingly, we believe that the 10% decrease from the rent for year 12 is not substantially below market.

i.	Please explain to us in greater detail the rent terms for year 13 – 18. Tell us if this is a flat rate throughout this period or do the rents adjust.

The lease fee payable for the first year of the extension term (that is, year 13) will be equal to 90% of the lease fee that was payable at the end of the initial term (that is, year 12). As stated on page 6 of our letter dated October 10, 2008, the portion of the lease fee reflecting operating costs is subject to annual adjustments for inflation. These inflation adjustments will continue to be made during the extension term. Accordingly, the rate is not flat over that six-year period.

k.	It appears the purchaser of your towers – Protelindo, will be constructing some of the towers under the Build to Suit Term Sheet that will be sold under the Tower Transfer Agreement. Tell us if the amounts you will pay Protelindo for the construction of these towers will be fair value. If not, please explain why.

As explained in our response to comment 2(a), the Tower Transfer Agreement and the Build to Suit Term Sheet are separate agreements. The up to 3,692 towers sold and to be sold under the Tower Transfer Agreement were not and will not be constructed by Protelindo under the Build to Suit Term Sheet.

For towers constructed by Protelindo on the terms set forth in the Build to Suit Term Sheet, HCPT would pay (i) an agreed price per tower and (ii) 50% of any excess of construction costs incurred over the agreed price, up to a cap, as explained in more detail in our response to comment 2(a). As of the date of this letter, HCPT has not ordered the construction of any towers under the Build to Suit Arrangements and the formal agreement that would contain the terms for such towers has not been agreed. Accordingly, we cannot perform any assessment as to whether the price to be paid to Protelindo for such build-to-suit towers would be at fair value.

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l.	With respect to the towers to be constructed, it appears you may have assumed a replacement cost that exceeds the cost to construct, please advise. If so, explain to us why it is reasonable to make this assumption and why construction cost is not reasonable approximation of replacement cost.

Generally, the construction cost of a tower should be a reasonable approximation of its replacement cost. The prices paid or to be paid by HCPT for the construction of the towers covered by the Tower Transfer Agreement were fixed when the respective network supply agreements with the network suppliers were signed in previous years. Since then, there has been a substantial increase in the construction cost of towers, largely due to increases in the price of commodities used in their construction. Therefore the fair value of these towers (using the replacement cost method) is higher than the purchase price of these towers.

m.	Also, we do not understand how you are able to conclude on the fair value of the towers to be sold when the sales will take place over a 24 month period. In light of the fact that fair values fluctuate with the passage of time, tell us how you are able to reasonably conclude on the fairness of the consideration to be paid for towers that will be sold in two years.

As of the date of this letter, a total of 2,248 towers have already been transferred to Protelindo under the Tower Transfer Agreement. The Company expects that the construction of the remaining towers to be sold under the Tower Transfer Agreement will be completed in early 2009, which is a reasonably short period of time. Recent indicative bids for tower construction show that construction prices are still in the same range as at the time of the Tower Transfer Agreement. This suggests that there should not be any significant changes in the fair value of the towers from the value determined using the replacement cost approach around the date of the Tower Transfer Agreement. As we expect that the remaining towers will be transferred within the next three months, it is reasonable to assume that there will not be significant changes in the cost of constructing towers by the time of transfer. On that basis, the Company believes that it can draw reasonable conclusions about the fair value of these towers and the fairness of the consideration to be paid for them.

n.	In your response to comment 6a you state that the fair value of a tower site includes the fair value of (i) the tower itself; (ii) the land leases; and (iii) other associated costs. Tell us if you lease or own the tower sites included in the Tower Transfer Agreement. Explain to us how you considered the underlying land when determining the accounting for your transaction with Protelindo. If you will continue to lease the land, explain to us your consideration of IAS 18.20 when concluding that immediate gain recognition is appropriate.

HCPT leases the land underlying the sites included in the Tower Transfer Agreement. HCPT has prepaid the rent under the land leases with an average period of seven years. The Company believes that the land lease rates are at fair value since there has been no significant change in value and usage of land, given that the land leases were only entered into recently (within the previous two years), and there is a relatively abundant supply of land in Indonesia. Consequently, the cost of each land lease is considered to be its fair value. Upon the sale of a tower site, the land lease is assigned to Protelindo and HCPT is released from its obligations under the land lease. The fair value of the land lease is included in the fair value of a tower site and the assignment of the land lease to Protelindo does not contribute to any gain or loss arising from the sale of towers under the Tower Transfer Agreement.

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In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response. We would very much like to resolve the Staff’s comments at the earliest opportunity and, therefore respectfully request that the Staff advise us as promptly as possible if it has any further comments on our filing. Please contact Mr. Nicky Lee, Corporate Financial Controller, at (852) 2128 3163 or fax at (852) 2827 1371 if you have any questions regarding the matters addressed in this letter or require any additional information.

Very truly yours,

/s/ Christopher J. Foll
Christopher J. Foll
Chief Financial Officer

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